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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53260

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Katalyst Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

116 John Street, Suite 501
(No. and Street)

New York	New York	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph L. Gomeringer, CPA (908) 879 - 7603
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph L. Gomeringer, CPA
(Name – *if individual, state last, first, middle name*)

95 West Main Street Suite 18A	Chester	NJ	07930
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Ehrenstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Katalyst Securities LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 11

Dierdre Steinhaus Ainbinder
Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KATALYST SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2009

KATALYST SECURITIES LLC

INDEX

Independent Auditor's Report and
Internal Control Report
December 31, 2009

Joseph L. Gomeringer
Certified Public Accountant
95 West Main Street, Suite 18A
Chester, New Jersey 07930
Tel: (908) 879-7603 • Fax: (908) 879-7429
joegomeringercpa@earthlink.net

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Katalyst Securities LLC

I have audited the accompanying statement of financial condition of Katalyst Securities LLC as of December 31, 2009, and the related statements of operations, cash flows and changes in member's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. I have also audited the company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Katalyst Securities LLC management is responsible for those financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying statement of financial condition and the related statements of operations, cash flows and changes in member's equity. My responsibility is to express an opinion on those financial statements and an opinion on the company's internal control over reporting based on my audits.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made

by management, and evaluating the overall financial statements presentation. My audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. My audit also included performing such other procedures as we considered necessary in the circumstances. I believe that my audit provides a reasonable basis for my opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance or records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In my opinion, such financial statements present fairly, in all material respects, the financial position of Katalyst Securities LLC at December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Also, in my opinion, Katalyst Securities LLC maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Very truly yours,



Joseph L. Gomeringer
Certified Public Accountant

Chester, New Jersey
February 25, 2010

Statement 1

KATALYST SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS		
Cash and Cash Equivalents	$	21,783
Non-Marketable Securities at FMV		371
Due from Affiliate - Katalyst LLC		87,595
Total	$	109,749

LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued Liabilities	$	3,500
Total Liabilities		3,500
Member's Equity		
Member's Equity		106,249
Total	$	109,749

The accompanying notes are an integral part of the financial statements.

KATALYST SECURITIES LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES		
Loss on Trading	$	(21)
Total Revenues/(Loss)		(21)
EXPENSES		
Professional Fees		(1,320)
Rent		15,000
Technology		3,000
Phone		6,000
Total Expenses		22,680
Net (Loss)	$	(22,701)

The accompanying notes are an integral part of the financial statements.

KATALYST SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2009

Member's Equity, Beginning of Year	$ 128,950
Net (Loss) for the Year	(22,701)
Member's Equity, End of Year	$ 106,249

The accompanying notes are an integral part of the financial statements.

KATALYST SECURITIES LLC

STATEMENT OF CASH FLOWS - INDIRECT METHOD

FOR THE YEAR ENDED DECMEBER 31, 2009

Operating Activities:		
Net (Loss) For The Year	$	(22,701)
Non-Marketable Securities		21
Total Cash Provided by Operating Activities		0
Investing Activities:		
Due From Affiliate		22,680
		22,680
Net (Decrease) in Cash		0
Cash and Cash Equivalents, Beginning of Year		0
Cash and Cash Equivalents, End of Year	$	0

The accompanying notes are an integral part of the financial statements.

KATALYST SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

A - ORGANIZATION:

Katalyst Securities LLC (the "Company") is a Pennsylvania limited liability company incorporated on February 23, 2001, and is a wholly owned subsidiary of Katalyst LLC (Katalyst). The Company is licensed as a securities broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As such the Company is subject to the Securities Exchange Act of 1934.

The Company provides services in connection with private capital placements and merger and acquisition transactions.

B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1) Assets, liabilities, revenue and expenses are recognized under the accrual method of accounting. The company records income from securities transactions on a trade-date basis.

2) The company is an LLC, under the Internal Revenue Code and New York State Tax code. Any income or loss of the company is reported by the individual member's income tax returns. Consequently, no provision is made by the company for federal and New York State income taxes. New York City does not have comparable provisions in its tax code. Accrual for this tax has been provided for in the financial statements.

3) The presentation of financial statements, in conformity with generally accepted accounting principles, requires that management make estimates and assumptions that affect the amounts of assets and liabilities at the date of the

KATALYST SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

(CONTINUED)

B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

financial statements and the amounts of revenues and expenses during the reporting period.

4) Cash and cash equivalents include all cash balances and highly liquid investments with a maturity of three months or less, when acquired. The company places its temporary cash investments with high credit quality financial institutions. At times, such investments may exceed federally insured limits.

5) Fair Value Measurements - The Company's assets recorded at fair value are categorized below based upon a fair value hierarchy in accordance with SFAS No. 157 at December 31, 2009. The Company held one, Level 3, security which had a fair value of $371 as of December 31, 2009.

6) Services and Expense Agreement - The Company and Katalyst were parties to a services and expense agreement as amended and restated, whereby all costs and expenses of the Company has been recorded directly by the Company, including certain shared expenses with Katalyst, which were allocated to the Company by Katalyst based upon the proportional use of the service or product, and costs paid by Katalyst on the Company's behalf under an expense sharing and allocation agreement effective November 1, 2003. During the year ended December 31, 2009, the Company recorded a total of $24,000 in direct or shared expenses paid by Katalyst on the Company's behalf under the expense sharing and allocation agreement.

KATALYST SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009

(CONTINUED)

C - NET CAPITAL REQUIREMENT:

As a registered broker dealer, the company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The rule requires that the company maintain a minimum net capital, as defined, of the greater of $5,000 or 6 2/3 percent of aggregate indebtedness, as defined. As of December 31, 2009, the company had net capital of $18,283 which exceeds its requirements by $13,283.

KATALYST SECURITIES LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

Net Capital:		
Total Member's Equity	$	106,249
Deductions and/or Charges:		
Non-Allowable Assets from Statement of Financial Condition		
Due from Affiliate		(87,595)
Non-Marketable Securities		(371)
Net Capital		18,283
Net Capital Minimum Requirement		5,000
Excess Net Capital		13,283
Aggregate Indebtedness from Statement of Financial Condition		
Accrued Liabilities		3,500
Total Aggregate Indebtedness	$	3,500

There are no material differences between the amounts presented above and the amounts reported in the company's FOCUS Report as of December 31, 2009.

The accompanying notes are an integral part of the financial statements.

KATALYST SECURITIES LLC

REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k((2)(i) of that rule.

Joseph L. Gomeringer
Certified Public Accountant
95 West Main Street, Suite 18A
Chester, New Jersey 07930
Tel: (908) 879-7603 • Fax: (908) 879-7429
joegomeringercpa@earthlink.net

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Member of
Katalyst Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Katalyst Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Katalyst Securities LLC's compliance with the applicable instruction of the Transitional Assessment Reconciliation (Form SIPC-7T). Katalyst Securities LLC management is responsible for the Katalyst Securities LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in From SIPC-7T with the cancelled check noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 , as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do no express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,



Joseph L. Gomeringer
Certified Public Accountant

Chester, New Jersey
February 25, 2010